JAROSCAK REMODELING CO.LLC
6710 LIBERTY FAIRFIELD RD.
LIBERTY TWP. OH 45011
TJAROSCAK@FUSE.NET
513-977-1012

JAMEEN WILLIS
2939 COMPTON RD.
CINCINNATI, OH

ESTIMATE FOR REMODEL OF HOUSE:

The following estimate is for work to be performed at the above stated address. All work shall be completed by Jaroscak Remodeling Co. LLC and any hired subcontractors. All work shall be done in a timely manner and to industry standards. The property will be cleaned and free of any construction debris. Any work not mentioned in this estimate will have an additional charge at property owners expense.

1) Exterior Painting/Pressure Washing-- pressure wash exterior of house, siding, overhangs, soffits, gutters and downspouts prior to painting, pressure wash all wood shingles visible from the ground, spray with mildew cleaner and pressure wash with low pressure, apply 2 coats of Sherwin Williams A-100 exterior satin finish to all siding, overhangs, soffits, gutters and downspouts, color to be chosen, paint foundation as well

2) Decks--repair any bad floor joist, railings, deck boards on all decks on rear of house, pressure wash and stain with solid color stain, Sherwin Williams deckscapes, color to be chosen, remove secction of deck on front of house, and replace 8' x 18' of deck boards, 5/4 x 6 x 20' across the front, stain to match house color scheme, Sherwin Williams deckscapes

3) Driveway--clean driveway of all debris and weeds, sweep down and prep. for sealer, apply one coat of blacktop sealer to entire surface

4) Kitchen--remove all cabinets and island, remove any shelving and hardware, install new cabinets, color to be chosen, install the new cabinets in area of existing cabinets, build new 80" island, cabinet on each end with wall in between and cover with side panels to match cabinet color, install granite tops, color to be chosen within the contractor budget @ $42.00/sq ft, install some shelving in area by taller window

5) Bathrooms--remove entire bathroom on first floor, install new tub with tile surround, will install 12" x 12" tiles with one border strip,new moen tub/shower faucet (brushed nickel) install new ceramic floor 4' x 8' with tiles no smaller then 12' x 12", new toilet, new 4' vanity with granite top and undermount white sink, new moen faucet (brushed nickel finish) with supply lines and trap, new light fixture (brushed nickel finish), new plugs and switches, new mirror. Master Bathroom--remove vanity and toilet, clean and spray all tile on walls including shower

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area, color to be chosen, install new 5' vanity with granite top and white undermount sink, moen brushed nickel faucet with supply lines and trap, new toilet, remove flooring and install new ceramic tile, 12" x 12" minimium size, 5' x 11" area, color of tile to be chosen.

Hall Bath (second floor)--remove shower and 2 walls, enlarge shower to 4' wide, install new shower pan (fiberglass molded pan), install new moen shower faucet(brushed nickel) install new tile backerboard, install 12" x 12" ceramic tile with one border strip, remove flooring and install new ceramic tile on floor with new backerboard, 12" x 12" in size or larger, install new 4' vanity with moen faucet and supply line and trap, new undermount sink with granite top, install new toilet, clean and paint ceramic wall tiles in white, leave wood ceiling, new mirror

6) Electrical--remove old and broken light fixtures, replace any damaged and outdated fans, install 6 new can lights in family remove, relocate light fixtures in kitchen, new pendant lights over island, replace all switches and recepticles to white, terminate any nonfunctioning plugs and or swittches, new cover plates

7) Bar (lower level)-- build an L shaped bar in lower level , 8' x 8' in back corner of lower level, stone the fron side of bar, back side shall be finished with wood and painted, granite top (color to be chosen), ceramic tile on the floor, 10' x 16' in area, 12" x 12" tiles or larger to be used, remove the drop ceiling and leave floor joist exposed and paint, paint foundation walls, run recepticles for video games, reconfigure heat runs

8) Wall Repairs--repair any drywall throughout the house, repair ceilings from water leaks, skim texture areas that are repaired

9) Landscaping--remove all dead and over grown vines, weeds,etc. from floor beds around house and outer perimeter, from drive in to back retaining wall, clean all flower beds and prep. for mulch and shrubs, no shrubs or mulch included, haul away all debris

Total--Labor/Materials--$41,875.00, no carpet, hardwood or appliances included

Four Draws--1st Draw--$12,000.00,(on start) 2nd Draw--$11,000.00,(start of interior painting) 3rd Draw--$10,000.00 (after cabinets) Balance on completion--$8,875.00

Any questions, please call Tim, 977-1012

_____   3-10-18

Tim Jaroscak, owner

_____

Jameen Willis, property owner

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McSwain Materials and Install Quote

Salesperson: Dan Hawkins 513-354-4483

Date:	2/28/18	Sidemark job name/address :	
Name:	Jameen Willis - Remax Preferred	Contact:	Hardwood Compton Rd
Address:	401 Crescent Ave	Deliver To:	Jameen Willis
City/State:	Cincinnati Ohio 45215	Address:	
Phone:	513-288-7710	City/State:	
Email:	jwillis@remax.net	Taxable:	
F.O.B. McSwain Building		Member:	

Quantity	Description	Color		size or sf per cartn	U/M	Price	Amount
	MATERIALS						
588	Hardwood Prefinished Birch or Oak Eng 5" wide				sf	3.20	1,881.60
1	baby threshold 78"				ea	55.00	55.00
4	t mold 78"				ea	53.63	214.52
22	** White Clover Shoe Painted Prime			8 lf each	ea	4.50	99.00
	** versatrim reg mat qtr round 94"	white	27VTQR/061		ea	4.50	0.00
	** use either or of above						0.00
1	Prep Star 10 lb bag				ea	10.00	10.00
							0.00
	LABOR : Builer/Remodeler No Move						
588	Hardwood Install Prefinished	73R/prefinished			sf	1.80	1,058.40
290	Take Up Floating Laminate				sf	0.70	203.00
3	Roll and Tuck Carpet				lf	4.44	13.32
176	Install Shoe Mold	73X/QTR/MLD_R&R			lf	1.00	176.00
27	Take Up Carpet, Pad, Tact Strip				sy	3.30	89.10
1	StandardFloor Prep				ea	57.00	57.00
6	Take Up Vinyl				sf	0.70	4.20
1	Haul Away				ea	60.00	60.00
							0.00
	*** Unknown Floor Prep, need for machine take up, etc would be extra						0.00
		Additional Order for this Customer:		Yes / No	Labor Subtotal:		1,661.02
					Material Subtotal:		2,260.12
					Total:		3,921.14
					Tax:		274.48
					Total Price:		4,195.62
					Down Payment:		
					Unpaid Balance:		4,195.62

Comments: Pricing is for no move, including refrigerator, stove, etc. Added install costs if move needed.

*** Taking up floors may damage subfloors or uncover issues that can't be anticipated including prep,damage, etc…

Special Order Products, cuts, and broken cases are not returnable.

Signature:

McSwain Pro Estimate

Salesperson: Dan Hawkins 513-354-4483,cell 513-836-0460

Date:	2/28/18	Sidemark job name/address :	Carpet Compton Rd
Name:	Jameen Willis - Remax Preferred	Contact:	Jameen Willis
Address:	401 Crescent Ave	Deliver To:	
City/State:	Cincinnati Ohio 45215	Address:	
Phone:	513-288-7710	City/State:	
Email:	jwillis@remax.net	Taxable:	

F.O.B. McSwain Building   Member:

Quantity	Description	Color		size or sf per cartn	U/M	Price	Amount
	MATERIALS						
1839	Carpet Upgrade Property	TBD		12x 153'3"	sf	0.99	1,820.61
1839	Pad : 3/8" 5.5 lb				sf	0.15	275.85
							0.00
							0.00
	LABOR : Pro Installer Pay Directly upon Completion $907.00						
204.33	Standard Empty Carpet Install,Take Up				sy	4.00	817.32
1	Standard Set Waterfall Steps				ea	70.00	70.00
1	Tact Strip				ea	20.00	20.00
							0.00
	*** Unknown Floor Prep, need for machine take up, etc would be extra						0.00
		Additional Order for this Customer:	Yes / No			Labor Subtotal:	907.32
						Material Subtotal:	2,096.46
Comments:						Tax:	146.75
Materials down payment with remainder due before job ships to jobsite. Pay Labor after installed						Total Price:	3,150.53
						Mat.Down Payment to order:	1,121.61
						Balance due Mat before Install:	1,121.61
Will leave cut and wrapped carpet/pad out front. Haul away will be $35.00 per 100 syds						Labor Due:	907.32
*** Taking up floors may damage subfloors or uncover issues that can't be anticipated including prep,damage, etc…							

Special Order Products, cuts, and broken cases are not returnable.